January 26, 2012
Mr. Hugh West
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C.  20549

Re:	The Bancorp, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 23, 2011
Form 10-Q for the Quarterly Period Ended September 30, 2011
Filed November 9, 2011
Form 8-K filed October 20, 2011
File No. 000-51018

Dear Mr. West:

This letter responds to the staff’s comment letter dated January 6, 2012 concerning the above-referenced filings. For your convenience, we first restate your comments in italics and then provide our response.

Form 10-K for Fiscal Year Ended December 31, 2010

Notes to Consolidated Financial Statements

Note B – Summary of Accounting Policies

18. Stored Value Processing Fees, page 68

1.           Please revise your future filings to disclose your accounting policy for the different types of cardholder fees (e.g. upfront fees, usage fees, reloadable fees, overdraft fees, etc.) you record. Provide us with your proposed disclosures.

The Bank does not earn, and therefore does not record, the types of cardholder fees noted. The Bank enters into contracts with the companies which sponsor the cards, and contractually is paid transaction fees by those companies. Some of the types of charges mentioned may be applicable to cardholders; however, that income accrues to the sponsoring companies. We propose to make the following disclosure in Form 10-K under “Item 1. Business” in the “Affinity Banking” section under “Stored Value Cards”.  This disclosure would replace the first part of the last sentence in the Stored Value section. “The majority of fees the Company earns result from contractual fees paid by third party sponsors to the Company, computed on a per transaction basis and paid monthly. Additionally, the Company earns interchange fees paid through settlement associations such as Visa, which are also determined on a per transaction basis. These funds also provide us with low cost deposits from the amounts delivered to us to fund the cards.” We would repeat that disclosure under item 18. Stored Value Processing Fees, page 68, which you referenced above, as it relates to the fees.

Form 10-Q for Quarterly Period Ended September 30, 2011

Notes to the Consolidated Financial Statements

Note 5. Investment Securities, page 11

2.           We note your held-to-maturity investments in four single issuer preferred trust securities where the amortized cost is significantly in excess of fair value. Please address the following as it relates to each of the individual single issuer trust preferred securities:

•
Provide us with a detailed description of the OTTI analysis performed on each security at each reporting period beginning with December 31, 2010 through the interim periods of fiscal 2011.  Identify all of the evidence considered, explain the relative significance of each piece of evidence, and identify the primary evidence on which you relied to support your conclusion of the recording of any OTTI;

For its OTTI analyses, the Bank reviews relevant financial information for each security to determine whether there is any factor which can be identified which might result in OTTI. Of the four single issuer trust preferred securities, two are banks and two are insurance companies. For the two banks, the Bank analyzed either financial statements or call reports. Of primary importance is the issuer’s shareholder equity balance and equity to assets ratio, which is an indicator of the cushion currently available to absorb losses, and therefore to protect the interests of trust preferred holders. The amount of shareholder’s’ equity, the equity capital ratio, and risk based capital ratios are monitored to demonstrate the adequacy of shareholders’ equity.  Since impairment could be suggested by losses which would deplete shareholders’ equity, earnings trends are monitored as a secondary weighting. Since loan and asset quality trends could ultimately result in losses, they are monitored as the third highest weighting, which could, through earnings and ultimately shareholders’ equity, impair the issuer’s ability to repay bond holders. Within that weighting, non-performing loans are monitored with a higher weighting than delinquencies, which may ultimately result in non-performing loans, leading to charge off losses by which the equity cushion would be reduced. Additionally, liquidity ratios are monitored as a fourth potential future indicator of losses, because a forced disposition, either regulatory or otherwise, might result in lower than expected realization of asset values, impairing the ability to repay bond holders.  Of the two insurance companies, one ceased writing new and renewal insurance and is in run-off. On a quarterly basis, quarterly regulatory reports submitted to insurance regulators are reviewed, to verify related capital. The financial statements of the other insurance company are also analyzed with respect to the equity capital cushion as the primary indicator of repayment capability. Secondarily the earnings trend is monitored due to its impact on the future equity cushion. The quality of investments is reviewed, by reviewing disclosures providing the ratings and performance of those investments, and any such investments which might be non -performing. Insurance performance ratios are weighted at that level as well, and are assessed using the loss ratio, claims ratio and combined loss and claims ratio trends. Finally, the insurance company is rated by A.M. Best, S&P and Moody’s, and those disclosed ratings are reviewed to support the credit analysis described above.

Tell us how you evaluated the financial condition of the issuer at each quarterly reporting period;

For the two bank issuers, the analyses described in detail in the previous item were performed each quarter based on financial statements for one of the banks and call reports for the other. For the operating insurance company, the analyses described in detail in the previous section, were based on the semi-annual frequency of that company’s financial statements. For the insurance company in run off, the quarterly regulatory reports submitted to insurance regulators are reviewed, to verify related capital.

Tell us if any of the issuers is subject to a regulatory agreement and if so, how you considered and evaluated the regulatory agreement within the context of the quarterly OTTI analysis (if applicable);

None of the issuers is subject to a regulatory agreement, to the best of our knowledge. We checked an industry data base, reviewed their financials and called the companies to evidence that conclusion.

•	Provide us with the discounted cash flow analysis used to determine fair value at each quarterly period; and

The discounted cash flow analyses to determine fair value at the end of each quarterly period are shown in Appendix A.

•
Provide us with the assumptions and estimates used in the fair value measurements addressing the basis for, as well as any changes in and reasons for the changes in, the assumptions or estimates, which may have occurred during these periods.

The assumptions and estimates used are delineated in the computations in Appendix A, for each period. While rates decreased somewhat during the period, which would imply a lower discount rate, discount rates were maintained at the same levels. Those discount rates, shown in the Appendix A tables, are based on input from an independent investment advisor. Discount rates were not reduced, as it was concluded that there was not sufficient activity in those markets to warrant a reduction in the discount rate.

3.           Considering the significant judgment required to determine if a security is other than temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in ASC 310-20-50 and Item 303 of Regulation S-K for your material loss exposure. Therefore, for each individual and pooled trust preferred security with at least one rating below investment grade, please revise your future filings to disclose the following information (in tabular format) as of the most recent period end: single-issuer or pooled, class, book value, fair value, unrealized gain/loss, lowest credit rating assigned to the security, number of banks currently performing, actual deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining performing collateral and excess subordination as a percentage of the remaining performing collateral.  Additionally, please clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.

The requested table as of December 31, 2011 is shown in Appendix B. Excess subordination is defined as follows. Excess subordination is when an issuer of securities posts more collateral than is necessary to repay the issue. Should there be losses in the pool of securities, such additional collateral will be available to absorb losses. By way of example, if a security has 5% excess collateralization, 5% of the pool could fail to be repaid, prior to any loss accruing to that security. If the 5% is exceeded, then holders of the security would share pro rata in those losses. Remaining principal for the two pooled trust preferred securities owned by the Bank at September 30, 2011 totaled $ $1.7 million, which is net of $ 210,000 of impairment previously recognized as OTTI.  Based on modeling, no excess subordination is projected. Accordingly future defaults, should they occur, would result in additional impairment expense, unless the banks in the pool currently in deferral are returned to performing status. Currently within the model, banks in deferral are reviewed to determine a probability of loss, based on their financial condition.

Note 6. Loans, page 19

4. In regard to the loans which have been classified as “unrated” please tell us the amount of loans which are subject to review which have not yet been reviewed for each of the loan categories. Tell us your policies for these loans addressing when these loans will be reviewed.

Appendix C provides the requested information regarding the amount of loans subject to review, but not yet reviewed. Per policy, the scope of the Bank’s loan review will encompass commercial and construction loans and leases which singly or in the aggregate in the case of loans with related borrowers, equal or exceed $3,000,000. It is present Bank policy that a minimum of 60% of the loan portfolio be reviewed every eighteen months. This review is performed by the loan review department, which is independent of the loan department and reports directly to the audit committee.  All loans are subject to review by their relationship manager and senior loan personnel.  Also, many of the Bank’s loans are relatively short term, and are subject to reconsideration with a full review in loan committee between one and three years.

Note 7. Transactions with Affiliates, page 20

  We note you purchased securities from Princeridge in the third quarter of fiscal 2011.  Tell us, and disclose in your future filings, which securities were purchased (e.g. RMBSs, CMBS, etc.), quantify any amount of fee or commission paid, and discuss where the securities are classified within your investment securities (e.g. AFS, HTM, etc.).

Our proposed disclosure, using the third quarter of 2011 as an example, is as follows: “During the third quarter of 2011, the Company executed security transactions through Princeridge, a brokerage firm in which the Company’s Chairman is a principal.  A total of $30.9 million of securities rated AAA by at least one ratings agency were purchased from that firm at market, the market price having been confirmed by an independent security advisor. The Company does not pay a separate fee or commission to Princeridge. We do not have information as to Princeridge’s actual profits or losses.

 All of the securities purchased consisted of commercial mortgage backed securities and were classified as available for sale. “

 In regard to the loan participation, tell us and disclose in your future filings, the amount of the loan held by the Company and whether there have been any delinquencies on the loan to date.

The amount of the loan as of December 31, 2011 was $21,745,803. The loan, which was made in the ordinary course of business, has never been delinquent. As the related party relationship terminated on December 31, 2010, there will be no future disclosures with respect to this loan.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Current Developments, page 26

  Please revise your MD&A in future filings to provide a specific and thorough discussion of the impact the cancellation of the agreement with the affinity group will have on your financial condition and results of operations.

We propose to make the following additional disclosure in future filings:

We do not anticipate any material impact on our operations. We have provided a nine month termination notice so that we may plan for replacement deposits. At the date of this report we believe that the growth of existing customer deposits together with those embedded in signed but not yet launched programs should replace the terminated customer deposits at approximately the same cost. Additionally, the Company has adequate lines of credit and other liquidity sources to replace these liabilities.

  In regards to the alleged violations, tell us how you evaluated ASC Topic 450-20-50 in your disclosures. In your response please address the contractual indemnifications which have been entered into with the third party in regard to portions of the liabilities stemming from the alleged violations.

The contractual indemnification of the affinity group broadly indemnifies the Company from liability resulting from all actions which the affinity group takes. On the basis of that indemnification, no expense recognition was warranted.   While it is possible for a civil money penalty to be assessed, we cannot reach any conclusion as to the likelihood that it will be assessed, nor do we have any basis upon which to estimate an amount of a hypothetical penalty.

Allowance for loan and lease losses, page 35

9. Please tell us, and revise your future filings to disclose, the following asset quality credit metrics for each of the periods presented and provide a narrative discussion addressing the changes therein as warranted:

•	Ratio of the allowance for loan losses to total loans;

•	Ratio of the allowance for loan losses to nonperforming loans;

•	Ratio of the nonperforming assets to total assets; and

•	Ratio of net charge-offs to average loans.

The requested information is shown in Appendix D.

Form 8-K filed October 20, 2011

10. Please revise your future filings to change the name of your non-GAAP measure to more accurately reflect its content.  In this regard, the use of the word “core” implies you are referring to your most central or essential operations and results.  Removal of income tax expense, gains on sales of investment securities, OTTI charges, losses on other real estate owned and the provision for loan and lease losses and other credit costs to arrive at “core” earnings implies that these activities are not an inherent part of your core operations. Thus, we believe it would be appropriate to use a more descriptive title to describe this non-GAAP measure, eliminating the use of the word "core" in its entirety in the title.

We will utilize the heading “adjusted operating earnings’ in future releases.

The registrant acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

The Bancorp, Inc. by:

Paul Frenkiel Chief Financial Officer

Appendix A

	September, 2011	June, 2011	March, 2011	December, 2010
Security A

Pricing date	9/30/2011	6/30/2011	3/31/2011	12/31/2010
Maturity Date	8/15/2034	8/15/2034	8/15/2034	8/15/2034
Annual coupon rate	8.00%	8.00%	8.00%	8.00%
Yield to maturity	8.00%	8.00%	8.00%	8.00%
Redemption	100	100	100	100
Frequency	2	2	2	2
Basis	30/360	30/360	30/360	30/360

Bond price	99.99	99.99	99.99	99.99

Total face value	2,000,000	2,000,000	2,000,000	2,000,000

Present value	1,999,707	1,999,705	1,999,703	1,999,709

Security B

Pricing date	9/30/2011	6/30/2011	3/31/2011	12/31/2010
Maturity Date	6/1/2027	6/1/2027	6/1/2027	6/1/2027
Annual coupon rate	10.30%	10.30%	10.30%	10.30%
Yield to maturity	8.00%	8.00%	8.00%	8.00%
Redemption	100	100	100	100
Frequency	2	2	2	2
Basis	30/360	30/360	30/360	30/360

Bond price	120.32	120.49	120.64	120.80

Total face value	2,000,000	2,000,000	2,000,000	2,000,000

Present value	2,406,333	2,409,781	2,412,771	2,416,083

Security C

Pricing date	9/30/2011	6/30/2011	3/31/2011	12/31/2010
Maturity Date	11/23/2019	11/23/2019	11/23/2019	11/23/2019
Annual coupon rate	7.11%	7.11%	7.11%	7.11%
Yield to maturity	8.00%	8.00%	8.00%	8.00%
Redemption	100	100	100	100
Frequency	2	2	2	2
Basis	30/360	30/360	30/360	30/360

Bond price	94.73	94.62	94.51	94.40

Total face value	3,000,000	3,000,000	3,000,000	3,000,000

Present value	2,841,960	2,838,635	2,835,227	2,832,021

Security D

Pricing date	9/30/2011	6/30/2011	3/31/2011	12/31/2010
Maturity Date	3/15/2035	3/15/2035	3/15/2035	3/15/2035
Annual coupon rate	3.20%	3.10%	3.16%	4.12%
Yield to maturity	8.00%	8.00%	8.00%	8.00%
Redemption	100	100	100	100
Frequency	4	4	4	4
Basis	30/360	30/360	30/360	30/360

Bond price	49.36	48.06	48.56	58.63

Total face value	10,000,000	10,000,000	10,000,000	10,000,000

Present value	4,935,659	4,806,133	4,855,950	5,862,793

A-1

The variables listed in the present value computation are as follows:
PRICE(pricing date,,maturity,rate,yld,redemption,frequency,basis)
The format above follows the Excel application for such computations.
Pricing date. The pricing date corresponds to the date as of which the pricing is being performed.
Maturity is the security's maturity date. The maturity date is the date when the security becomes due.
Rate is the security's annual coupon rate.
Yld is the security's annual yield to maturity.
Redemption is the security's redemption value per $100 face value.
Frequency is the number of coupon payments per year. For annual payments, frequency = 1; for semiannual, frequency = 2; for quarterly, frequency = 4.
Basis is the type of day count basis used in computing interest.

A-2

Appendix B

Single issuer	Book value	Fair value	Unrealized gain/loss	Credit rating
	(in thousands)
Security A	1,884	2,000	116	Not rated
Security B	2,380	2,403	23	Not rated
Security C	3,265	2,846	(419)	Not rated
Security D	8,808	5,175	(3,633)	Not rated

Class: All of the above are trust preferred securities.

Pooled issues	Class	Book value	Fair value	Unrealized gain/loss	Credit rating	Excess subordination
(in thousands)
Pool A (17 performing issuers)	Mezzanine *	943	721	(222)	Ca	***
Pool B (14 performing issuers)	Mezzanine **	763	681	(82)	Ca	***

* The actual deferrals and defaults as a percentage of the original collateral were 29%. Assumed losses resulting from expected deferrals and defaults as a percentage of remaining collateral is .75% annually with 15% recovery with a two year lag.

** The actual deferrals and defaults as a percentage of the original collateral were 25%. Assumed losses resulting from expected deferrals and defaults as a percentage of remaining collateral is 1.2% every three years with no recoveries.

***- There is no excess subordination on these securities.

B-1

Appendix C

	Commercial	Construction	Commercial mortgage	Residential mortgage	Consumer	Direct financing leases, net	Total
	9/30/2011
			(in thousands)
Unrated	134,388	49,671	111,579	62,733	136,474	117,513	612,358
Subject to Future Review	74,779	37,679	30,499	1,137	4,159	33,150	181,403

C-1

Appendix D

	Quarters ended:

	December 31,	March 31,	June 30,	September 30,
	2010	2011	2011	2011
Ratio of the allowance for loan losses to total loans	1.49%	1.58%	1.65%	1.61%
Ratio of the allowance for loan losses to nonperforming loans (1)	137.38%	149.52%	115.73%	121.63%
Ratio of the nonperforming assets to total assets (1)	0.82%	0.73%	1.12%	0.86%
Ratio of the net charge-offs to average loans	0.12%	0.18%	0.31%	0.30%

(1) Includes loans 90 days past due still accruing interest.

The ratio of the allowance for loan losses to total loans increased in the quarter ended March 31, 2011, and the increase was maintained at approximately that level throughout the periods shown. At March 31, 2011, the increase reflected an increase in specific reserves on individual loans in the commercial category. At September 30, 2011, the commercial loan allowance was also higher as a result of a higher charge-off history which required a larger allowance allocation for that category of loans.

The ratio of the allowance for loan losses to nonperforming loans decreased at June 30,2011 and September 30, 2011 from the prior two quarters,  as a result of an increase in both nonperforming loans and loans 90 days past due still accruing interest at those points in time. Those increases were also reflected in the higher ratio of nonperforming assets to total assets. The ratio of net charge offs to average loans was higher in the quarters ended June 30 and September 30 than in the March 31 quarter as a result of higher levels of charge offs in those two quarters. In the quarter ended March 31, net charge offs amounted to $2.9 million. However, year to date net charge-offs through September 30 amounted to $13.0 million. Charge offs were higher in the second quarter  compared to fourth quarter 2010 and first quarter 2011  due to $4.7 million in commercial loan charge-offs. Charge offs were higher in the third quarter  compared to those two quarters due to $2.5 million of commercial loan charge offs and $1.8 million of residential mortgage loan charge-offs.

 D-1